                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 11-K
               ANNUAL REPORT OF EMPLOYEE SAVINGS PLAN PURSUANT
                 TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                 ACT OF 1934

                           GREAT LAKES SAVINGS PLAN
            (Exact name of registrant as specified in its charter)



               DELAWARE                                    95-1765035
     (State or other jurisdiction of                       (IRS-Employer
     Incorporation of organization)                        Identification No.)

     ONE GREAT LAKES BOULEVARD
     P.O. BOX 2200
     WEST LAFAYETTE, IN                                    47906
     (Address of principal executive offices)              (Zip Code)


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
      For the fiscal year ended   December 31, 1997
                                ------------------------------------------------

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
      ACT OF 1934 [NO FEE REQUIRED]
      For the transition period from      to      Commission file number
                                     ----    ----                       --------

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                          ANNUAL REPORT ON FORM 11-K

                                   ITEM (a)

                         LIST OF FINANCIAL STATEMENTS

                                  EXHIBIT 23

                              December 31, 1997

                           GREAT LAKES SAVINGS PLAN

                           WEST LAFAYETTE, INDIANA

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        Form 11-K--Item (a)


        GREAT LAKES SAVINGS PLAN

        FINANCIAL STATEMENTS


        The following financial statements and schedules of the Plan are submitted herewith:

           Statements of Net Assets  Available for Benefits--December 31, 1997
            and 1996
           Statements of Changes in Net Assets Available for Benefits-Years
            Ended December 31, 1997 and 1996
           Notes to Financial Statements
           ERISA Schedules

        Schedules--Schedules I, II and III for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission have been omitted for the reason that they are not required or are not applicable, or the required information is shown in the financial statements or notes thereto.

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                        Report of Independent Auditors


Plan Administrator
Great Lakes Savings Plan

We have audited the accompanying statements of net assets available for benefits of Great Lakes Savings Plan (the Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in net assets available for benefits, with fund information, for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997, loans or fixed income obligations as of December 31, 1997 and of reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. These supplemental schedules are the responsibility of the Plans' management. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


May 1, 1998

                           Great Lakes Savings Plan

    Statements of Net Assets Available for Benefits, With Fund Information

                              December 31, 1997


                                                                            FUND INFORMATION
                                          -------------------------------------------------------------------------------------
                                           GREAT LAKES
                                            CHEMICAL
                                           CORPORATION     VANGUARD         VMMR
                                             COMMON       RETIREMENT       PRIME        VANGUARD       VANGUARD
                                              STOCK      SAVINGS TRUST   PORTFOLIO       WINDSOR       EXPLORER     LOAN FUND
                                          -------------------------------------------------------------------------------------
Assets
Investments at fair value:
  Common stock                            $15,072,613    $         -    $        -    $         -    $        -    $        -
  Vanguard Fiduciary Trust
    Company shares of registered
    Investment companies                            -     19,641,519     3,876,786     25,588,292     4,448,292
Investments at estimated fair value:
  Participant notes                                 -              -             -              -             -     2,720,362
Receivables:
  Participant loans                            28,580         13,988         7,411         27,227         6,315             -
  Participant contributions                   106,480         52,347        29,230        151,430        41,211             -
  Employer contributions                       16,294          7,117         4,472         20,982         6,083             -
                                          -------------------------------------------------------------------------------------
Net assets available for benefits         $15,223,967    $19,714,971    $3,917,899    $25,787,931    $4,501,901    $2,720,362
                                          =====================================================================================

                                                              FUND INFORMATION
                                            -----------------------------------------------------

                                              VANGUARD                                 VANGUARD
                                              INDEX 500     WELLESLEY     VANGUARD   INT'L GROWTH
                                              PORTFOLIO       INCOME     BOND INDEX   PORTFOLIO        TOTAL
                                            -------------------------------------------------------------------
Assets
Investments at fair value:
  Common stock                              $         -    $        -    $      -    $        -    $15,072,613
  Vanguard Fiduciary Trust
    Company shares of registered
    Investment companies                     20,178,090     3,548,285     215,021       434,800     77,931,085
Investments at estimated fair value:
  Participant notes                                   -             -           -             -      2,720,362
Receivables:
  Participant loans                              12,864         1,771          75           318         98,549
  Participant contributions                      93,873        22,233       1,445         4,466        502,715
  Employer contributions                         12,753         3,214         199           584         71,698
                                            -------------------------------------------------------------------
Net assets available for benefits           $20,297,580    $3,575,503    $216,740    $  440,168    $96,397,022
                                            ===================================================================

See accompanying notes.

                           Great Lakes Savings Plan

    Statements of Net Assets Available for Benefits, With Fund Information

                              December 31, 1996


                                                                               Fund Information
                                          ------------------------------------------------------------------------------------------
                                           Great Lakes
                                            Chemical
                                           Corporation     Vanguard         VMMR
                                             Common       Retirement       Prime         Vanguard       Vanguard
                                              Stock      Savings Trust   Portfolio       Windsor        Explorer     Loan Fund
                                          ------------------------------------------------------------------------------------------
Assets
Investments at fair value:
  Common stock                            $15,818,897    $         -    $        -    $          -    $        -    $        -
  Vanguard Fiduciary Trust
    Company shares of registered
    Investment companies                            -     20,208,967     3,473,254      19,155,691     3,905,047             -
Investments at estimated fair value:
  Participant notes                                 -              -             -               -             -     2,631,919
Receivables:
  Participant loans                            36,364         14,633         4,917          21,603         7,854             -
  Participant contributions                   127,410         58,592        32,949         127,811        39,085             -
  Employer contributions                       19,622          8,461         5,025          18,795         5,758             -
                                          ------------------------------------------------------------------------------------------
Net assets available for benefits         $16,002,293    $20,290,653    $3,516,145    $ 19,323,900    $3,957,744    $2,631,919
                                          ==========================================================================================

                                                               Fund Information
                                             -----------------------------------------------------
                                               Vanguard                                 Vanguard
                                               Index 500     Wellesley     Vanguard   Int'l Growth
                                               Portfolio       Income     Bond Index   Portfolio        Total
                                             ------------------------------------------------------------------
Assets
Investments at fair value:
  Common stock                               $         -    $        -    $      -    $        -    $15,818,897
  Vanguard Fiduciary Trust
    Company shares of registered
    Investment companies                      13,651,947     2,727,798           -             -     63,122,704
Investments at estimated fair value:
  Participant notes                                    -             -           -             -      2,631,919
Receivables:
  Participant loans                               26,781         9,307           -             -        121,459
  Participant contributions                       67,524        16,488           -             -        469,859
  Employer contributions                           9,547         2,447           -             -         69,655
                                             ------------------------------------------------------------------
Net assets available for benefits            $13,755,799    $2,756,040    $      -    $        -    $82,234,493
                                             ==================================================================

See accompanying notes.

                           Great Lakes Savings Plan

    Statements of Changes in Net Assets Available for Benefits, With Fund
                                 Information

                         Year ended December 31, 1997


                                                                         Fund Information
                                               -----------------------------------------------------------------------
                                                Great Lakes
                                                 Chemical
                                                Corporation     Vanguard         VMMR
                                                  Common       Retirement       Prime        Vanguard       Vanguard
                                                   Stock      Savings Trust   Portfolio       Windsor       Explorer
                                               -----------------------------------------------------------------------
Additions to net assets attributed to:
  Participant contributions                    $ 1,902,451    $   916,848    $  483,337    $ 2,302,440    $  593,680
  Employer contributions                           262,062        189,289       171,677        323,795        96,564
  Rollover contributions                            89,482         37,513        71,968        116,777        24,796
  Investment income:
    Dividends                                      218,282              -             -      4,102,269       437,510
    Interest                                             -      1,190,439       195,235              -             -
    Net appreciation (depreciation)
      in fair value of investments                (570,527)             -             -        356,181        96,130
  Transfer from other plans                            297              -             -          2,636         1,129
                                               -----------------------------------------------------------------------
Total additions                                  1,902,047      2,334,089       922,217      7,204,098     1,249,809

Deductions from net assets attributed to:
  Benefits paid to participants                    872,582      1,982,013       484,303      1,124,180       221,022
  Other transfers out                                    -              -             -              -             -
  Administrative fees                                1,400          2,740         1,940          1,400           800
                                               -----------------------------------------------------------------------
Total deductions                                   873,982      1,984,753       486,243      1,125,580       221,822

Interfund transfers (net)                       (1,421,349)      (655,719)      116,059        739,687      (411,582)
                                               -----------------------------------------------------------------------
Net increase (decrease)                           (393,284)      (306,383)      552,033      6,818,205       616,405
Net assets available for benefits
  at beginning of year                          16,002,293     20,290,653     3,516,145     19,323,900     3,957,744
                                               -----------------------------------------------------------------------
Net assets available for benefits
  at end of year                               $15,609,009    $19,984,270    $4,068,178    $26,142,105    $4,574,149
                                               =======================================================================

                                                                          Fund Information
                                                 --------------------------------------------------------------------
                                                                  Vanguard                                 Vanguard
                                                                  Index 500     Wellesley     Vanguard   Int'l Growth
                                                   Loan Fund      Portfolio      Income      Bond Index   Portfolio        Total
                                                 -----------------------------------------------------------------------------------
Additions to net assets attributed to:
  Participant contributions                      $(1,355,278)   $ 1,337,484    $  263,702    $  8,572    $   44,344    $ 6,497,580
  Employer contributions                                   -        266,367       272,378       1,653         6,258      1,590,043
  Rollover contributions                                   -        224,402        32,665           -         1,793        599,396
  Investment income:                                                                                                             -
    Dividends                                              -        406,572       384,856       4,216        17,836      5,571,541
    Interest                                         222,413              -             -           -             -      1,608,087
    Net appreciation (depreciation)                                                                                              -
      in fair value of investments                         -      4,246,324       165,527       3,403       (36,697)     4,260,341
  Transfer from other plans                           (4,100)           109          (269)          -             -           (198)
                                                 -----------------------------------------------------------------------------------
Total additions                                   (1,136,965)     6,481,258     1,118,859      17,844        33,534     20,126,790

Deductions from net assets attributed to:
  Benefits paid to participants                      231,474        803,974       232,986           -             -      5,952,534
  Other transfers out                                  2,847              -             -           -             -          2,847
  Administrative fees                                      -            260           300           -            40          8,880
                                                 -----------------------------------------------------------------------------------
Total deductions                                     234,321        804,234       233,286           -            40      5,964,261

Interfund transfers (net)                                  -      1,060,194       (36,333)    200,148       408,895              -
                                                 -----------------------------------------------------------------------------------
Net increase (decrease)                           (1,371,286)     6,737,218       849,240     217,992       442,389     14,162,529
Net assets available for benefits
  at beginning of year                             2,631,919     13,755,799     2,756,040           -             -     82,234,493
                                                 -----------------------------------------------------------------------------------
Net assets available for benefits
  at end of year                                 $ 1,260,633    $20,493,017    $3,605,280    $217,992    $  442,389    $96,397,022
                                                 ===================================================================================


See accompanying notes.

                           Great Lakes Savings Plan

    Statements of Changes in Net Assets Available for Benefits, With Fund
                                 Information

                         Year ended December 31, 1996

                                                                                  Fund Information
                                               -------------------------------------------------------------------------------------
                                                Great Lakes
                                                 Chemical
                                                Corporation     Vanguard         VMMR
                                                  Common       Retirement       Prime        Vanguard       Vanguard
                                                   Stock      Savings Trust   Portfolio       Windsor       Explorer     Loan Fund
                                               -------------------------------------------------------------------------------------
Additions to net assets attributed to:
  Participant contributions                    $ 1,938,501    $   844,857    $  450,064    $ 1,741,344    $  504,845    $        -
  Employer contributions                           299,547        218,777        74,463        265,750        77,844             -
  Rollover contributions                            33,488         38,062        16,335         75,317        69,929             -
  Investment income:
    Dividends                                      194,499                                   1,827,571       210,264
    Interest                                                    1,162,459       175,746                                    206,955
    Net appreciation (depreciation)
      in fair value of investments              (8,289,001)             -             -      2,004,333       229,925             -
  Transfer from other plans                          1,422          1,347         2,324          2,920           666
                                               -------------------------------------------------------------------------------------
Total additions                                 (5,821,544)     2,265,502       718,932      5,917,235     1,093,473       206,955

Deductions from net assets attributed to:
  Benefits paid to participants                  1,139,634      1,212,510       193,363        701,369       297,413       115,130
  Administrative fees                                1,560          1,540        33,694          2,120           660             -
                                               -------------------------------------------------------------------------------------
Total deductions                                 1,141,194      1,214,050       227,057        703,489       298,073       115,130

Interfund transfers (net)                       (1,737,479)      (747,902)      (69,114)       261,740       234,574       254,644
                                               -------------------------------------------------------------------------------------
Net increase (decrease)                         (8,700,217)       303,550       422,761      5,475,486     1,029,974       346,469
Net assets available for benefits
  at beginning of year                          24,702,510     19,987,103     3,093,384     13,848,414     2,927,770     2,285,450
                                               -------------------------------------------------------------------------------------
Net assets available for benefits
  at end of year                               $16,002,293    $20,290,653    $3,516,145    $19,323,900    $3,957,744    $2,631,919
                                               =====================================================================================

                                                                    Fund Information
                                                   -----------------------------------------------------
                                                     Vanguard                                 Vanguard
                                                     Index 500     Wellesley     Vanguard   Int'l Growth
                                                     Portfolio       Income     Bond Index   Portfolio        Total
                                                   ------------------------------------------------------------------
Additions to net assets attributed to:
  Participant contributions                        $   863,088    $  242,682    $      -    $        -    $ 6,585,381
  Employer contributions                               201,209       324,391           -             -      1,461,981
  Rollover contributions                               126,728        60,666           -             -        420,525
  Investment income:
    Dividends                                          286,574       221,807           -             -      2,740,715
    Interest                                                                                                1,545,160
    Net appreciation (depreciation)
      in fair value of investments                   2,069,175        25,228           -             -     (3,960,340)
  Transfer from other plans                              1,327        (1,097)          -             -          8,909
                                                   ------------------------------------------------------------------
Total additions                                      3,548,101       873,677           -             -      8,802,331

Deductions from net assets attributed to:
  Benefits paid to participants                        624,070       233,611           -             -      4,517,100
  Administrative fees                                      400           260           -             -         40,234
                                                   ------------------------------------------------------------------
Total deductions                                       624,470       233,871           -             -      4,557,334

Interfund transfers (net)                            1,680,380       123,157           -             -              -
                                                   ------------------------------------------------------------------
Net increase (decrease)                              4,604,011       762,963           -             -      4,244,997
Net assets available for benefits
  at beginning of year                               9,151,788     1,993,077           -             -     77,989,496
                                                   ------------------------------------------------------------------
Net assets available for benefits
  at end of year                                   $13,755,799    $2,756,040    $    -      $      -      $82,234,493
                                                   ==================================================================

See accompanying notes.

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                           Great Lakes Savings Plan

                        Notes to Financial Statements

                              December 31, 1997


1. DESCRIPTION OF THE PLAN

   The following description of Great Lakes Savings Plan (the Plan) provides only general information. More detailed information concerning the Plan may be found by consulting the Summary Plan Description which is available from the Plan Administrator.

   The Plan is a defined contribution plan covering all full-time employees of Great Lakes Chemical Corporation (the Company) upon date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

   CONTRIBUTIONS

   Voluntary employee contributions to the Plan are made through periodic payroll deductions at the rate of 1% to 15% of the participants' eligible earnings. The Company contributes an amount equal to 50% of the participants' basic contribution, limited to the first 2% of the participants' eligible earnings (effective January 1, 1998, this limitation will increase from 2% to 4% of the participants' eligible earnings). Additionally, the Company will contribute an amount equal to 50% of the next 2% of the participants' eligible earnings should the Company's after-tax profits for the plan year exceed 120% of the average after-tax profits of the two preceding years.

   INVESTMENT OPTIONS

   Participants may designate that their contributions and the Company's matching contributions be made to any of nine funds.

   Investment options, other than the option to invest in Great Lakes Chemical Corporation Common Stock, that are available to participants are as follows:

   Vanguard/Windsor Fund - This is a mutual fund invested primarily in common stocks that provide the greatest potential for capital growth over long periods of time and/or that have a history of paying dividends.

   Vanguard Explorer Fund - This is a mutual fund invested primarily in common stocks of small companies.

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                           Great Lakes Savings Plan

                  Notes to Financial Statements (continued)

                              December 31, 1997


1.   DESCRIPTION OF THE PLAN (CONTINUED)

     Vanguard/Wellesley Income Fund - This is a mutual fund invested primarily in (1) stocks that provide a potential growth and dividend income and
        (2) bonds for current income potential and conservation of principal.

     VMMR Prime Portfolio Fund - This is a money market fund invested in short-term securities such as certificates of deposit, banker's acceptances, commercial paper and U.S. government securities.

     Vanguard Index 500 Portfolio Fund - This is a mutual fund invested in all stocks included in the Standard and Poor's 500 Index in approximately the same proportion as they are presented in the Standard and Poor's 500 Index.

     Vanguard Retirement Savings Trust - This is a pooled fund invested in investment contracts issued by high quality insurance companies and banks.

     Vanguard Bond Index Fund - This is a mutual fund which maintains exposure to the entire U.S. investment-grade bond market by paralleling the performance of the Lehman Aggregate Bond Index. This fund became available to participants in 1997.

     Vanguard International Growth Portfolio Fund - This is a mutual fund invested in common stocks of non-U.S. companies that became available to participants in 1997. The portfolio invests in stocks of companies from more than 15 countries.

     PAYMENT OF BENEFITS

     Participants who have attained the age of 59 1/2 may at any time make withdrawals from the participant account. Such withdrawals must not exceed the balance of the participant account.

     A participant in the Plan may request a partial withdrawal of the amounts held in the participant account (which reflects all vested contributions to the Plan) at any time and will be paid the current value of the account as a result of a financial hardship. However, the withdrawal must be necessary to meet an immediate and heavy financial need of the participant and must not exceed the value of the participant account or the amount required to meet the need created by the financial hardship.

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                           Great Lakes Savings Plan

                  Notes to Financial Statements (continued)

                              December 31, 1997


1.   DESCRIPTION OF THE PLAN (CONTINUED)

     PARTICIPANT NOTES RECEIVABLE

     A participant may borrow against the vested balance in his account at a minimum of $1,000 and a maximum up to 50% of the account balance, not to exceed $50,000. A participant is allowed one loan at a time with the interest rate being one percent above the prime lending rate on the first day of the month in which the loan was made. Loans are repaid through payroll deductions over no more than 4 years (15 years if the loan was made for the purchase of a primary residence). The employers' matching contributions are not available for participant loans.

     VESTING

     A participant who terminates employment is able to receive the full value of his participant account. Participants with 6 or more years of service following the Plan year for which the contribution was made are 100% vested in the Company's matching contributions. Participants with less than two years, at least two, three, four or five years of service following the Plan year for which the contribution was made are zero, 20%, 40%, 60% or 80% vested, respectively. Upon complete withdrawal by a participant, the nonvested portion of the employers' contribution will be forfeited and applied to reduce the employer's future contributions or administrative expenses.

2.   SUMMARY OF ACCOUNTING POLICIES

     INVESTMENTS VALUATION AND INCOME RECOGNITION

     Common stock and shares in registered investment companies are carried at aggregate current value with the difference between cost and current value reflected in the statements of income and changes in participants' equity as unrealized appreciation or depreciation of investments. Market value of common stock is based upon the last sales price as reported by the New York Stock Exchange on the last business day of the year. The shares in registered investment companies are valued on the quoted market prices which represent the net asset values of shares held by the Plan at year end. The participant notes are valued at cost which approximates fair value.

     Dividends are recorded as income on the dividend receipt date. Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Realized gains or losses on investment securities sold are determined using the average historical cost method.

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                           Great Lakes Savings Plan

                  Notes to Financial Statements (continued)

                              December 31, 1997


2.   SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

     USE OF ESTIMATES

     Preparation of the financial statements requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


3.   INVESTMENTS

     The following summarized amounts and related information disclosed elsewhere in total and by fund, including investment income were obtained or derived from information supplied to the Plan Administrator and certified as complete and accurate by Vanguard Fiduciary Trust Company, the Trustee.

     During 1997 and 1996, the Plan's investments in the various funds (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:


                                                        NET APPRECIATION
                                                         (DEPRECIATION)
                                                          IN FAIR VALUE         FAIR VALUE AT
                                                           DURING YEAR           END OF YEAR
                                                        --------------------------------------
Year ended December 31, 1997:
 Fair value as determined by quoted  market prices:
   Common stock:
      Great Lakes Chemical Corporation                      $(570,527)           $15,072,613

   Shares of registered investment companies:
      VMMR Prime Portfolio Fund                                     -              3,876,786
      Vanguard/Windsor Fund                                   356,181             25,588,292
      Vanguard Explorer Fund                                   96,130              4,448,292
      Vanguard Index 500 Portfolio Fund                     4,246,324             20,178,090
      Vanguard/Wellesley Income Fund                          165,527              3,548,285
      Vanguard Retirement Savings Trust                             -             19,641,519
      Vanguard Bond Index Fund                                  3,403                215,021
      Vanguard Int'l Growth Portfolio                         (36,697)               434,800
                                                           ---------------------------------
                                                            4,260,341             93,003,698
Investments at estimated fair value:
 Participant loans                                                  -              2,270,362
                                                           ---------------------------------
                                                           $4,260,341            $95,724,060
                                                           =================================

================================================================================
Great                                                                    Page 8
================================================================================


                           Great Lakes Savings Plan

                  Notes to Financial Statements (continued)

                              December 31, 1997


3.   INVESTMENTS (CONTINUED)


                                            NET APPRECIATION
                                             (DEPRECIATION)
                                              IN FAIR VALUE      FAIR VALUE AT
                                               DURING YEAR        END OF YEAR
                                            -----------------------------------
Year ended December 31, 1996:
 Fair value as determined by quoted market
 prices:
     Common stock:
      Great Lakes Chemical Corporation         $(8,289,001)       $15,818,897

     Shares of registered investment
 companies:
      VMMR Prime Portfolio Fund                          -          3,473,254
      Vanguard/Windsor Fund                      2,004,333         19,155,691
      Vanguard Explorer Fund                       229,925          3,905,047
      Vanguard Index 500 Portfolio Fund          2,069,175         13,651,947
      Vanguard/Wellesley Income Fund                25,228          2,727,798
      Vanguard Retirement Savings Trust                  -         20,208,967
                                               ------------------------------
                                                (3,960,340)        78,941,601
Investments at estimated fair value:
 Participant loans                                       -          2,631,919
                                               ------------------------------
                                               $(3,960,340)       $81,573,520
                                               ==============================

    Individual investments that represent 5 percent or more of the Plan's net assets are separately identified:


                                                                         1997        1996
                                                                     ------------------------
Investments at fair value as determined by quoted market price:
    Great Lakes Chemical Corporation Common Stock                    $15,072,613  $15,818,897
    Vanguard/Windsor Fund                                             25,588,292   19,155,691
    Vanguard Index 500 Portfolio Fund                                 20,178,090   13,651,947
    Vanguard Retirement Savings Trust                                 19,641,519   20,208,967

4.   PLAN TERMINATION

     Although it has not expressed the intent to do so, the Company has the right to terminate the Plan. In the event the Plan is terminated, each participant's account shall be nonforfeitable with respect to both the participants' and the Company's contributions (vested and nonvested portions), and the net assets are to be set aside for the payment of withdrawals to the participants.

================================================================================
Great                                                                    Page 9

================================================================================

                           Great Lakes Savings Plan

                  Notes to Financial Statements (continued)

                              December 31, 1997


5.   TRANSACTIONS WITH PARTIES-IN-INTEREST

     During 1997 and 1996, the Plan received $218,282 and $194,499, respectively, in common stock dividends from the Company. Fees paid for legal, accounting and other services rendered by parties-in-interest were paid by the Company.

6.   INCOME TAX STATUS

     The Internal Revenue Service ruled on September 12, 1995 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. Effective January 1, 1996, certain provisions of the Plan were amended, including eligibility requirements and calculation and allocation of profit sharing amounts.
     The Plan Administrator is not aware of any course of actions or series of events that have occurred that might adversely affect the Plan's qualified status.

YEAR 2000 ISSUE (UNAUDITED)

     The Plan Sponsor has developed a plan to be ready for the year 2000. The project includes determining whether third party service providers have reasonable plans in place to become year 2000 compliant. The Plan Sponsor currently expects the project to be substantially complete by early 1999. The Plan Sponsor does not expect this project to have a significant effect on plan operations.

================================================================================
Great                                                                    Page 10
================================================================================


                           Great Lakes Savings Plan

         Line 27(a) - Schedule of Assets Held for Investment Purposes

                              December 31, 1997


                                                                EIN:  95-1765035
                                                               Plan Number:  004


               (B)                               (C)                  (D)             (E)
                                           DESCRIPTION OF
                                       INVESTMENT, INCLUDING
        IDENTITY OF ISSUE,             MATURITY DATE, RATE OF
         BORROWER, LESSOR                INTEREST, PAR OR                            CURRENT
         OR SIMILAR PARTY                 MATURITY VALUE              COST            VALUE
------------------------------------------------------------------------------------------------
                                            Common stock
Great Lakes Chemical Corporation *         81,708 shares          $ 15,562,467    $ 15,072,613

Vanguard Retirement Savings Trust*      19,641,519 units            19,641,519      19,641,519

VMMR Prime Portfolio Fund*               3,876,786 units             3,876,786       3,876,786
Vanguard/Windsor Fund *                  1,506,997 units            23,420,528      25,588,292
Vanguard Explorer Fund *                    80,439 units             3,001,924       4,448,292
Vanguard Index 500 Portfolio Fund *        224,027 units            13,115,892      20,178,090

Vanguard/Wellesley Income Fund             162,319 units             3,335,712       3,548,285
Vanguard Bond Index Fund *                  21,310 units               211,638         215,021
Vanquard Int'l Growth Portfolio *           26,528 units               466,218         434,800

Participant Notes                      573 outstanding notes
                                       with varying principal
                                       amounts, various
                                       maturities generally four
                                       years from inception
                                       and interest rates
                                       ranging from 5.9%
                                       to 11%                        2,720,362       2,720,362
                                                                  ----------------------------
                                                                  $ 85,353,046    $ 95,724,060
                                                                  ============================

*  Indicates party-in-interest to the Plan.

                                    ERISA
                                  Schedules

                           Great Lakes Savings Plan

          Line 27(b) - Schedule of Loans or Fixed Income Obligations

                         Year ended December 31, 1997


                                                                                                                    EIN:  95-1765035
                                                                                                                        Plan #:  004
        (b)                    (c)            (d)            (e)             (f)                  (g)
                                           PRINCIPAL       INTEREST
                            ORIGINAL       RECEIVED        RECEIVED        UNPAID
  IDENTITY OF PARTY         AMOUNT OF      DURING THE     DURING THE     BALANCE AT
      INVOLVED              THE LOAN          YEAR           YEAR        END OF YEAR       Description of Loan
------------------------------------------------------------------------------------------------------------------------------------

2)  Lyons, Gerald           $ 10,490        $  2,483       $    689       $  6,053     Loan granted October 27, 1995 to
                                                                                         be paid over 4 years in monthly
                                                                                         installments with an interest rate
                                                                                         of 9.75%
2)  Price, Rachael             1,300             836             55            464     Loan granted February 14, 1997 to
                                                                                         be paid over 1 year in monthly
                                                                                         installments with an interest rate
                                                                                         of 9.25%
1)  Stewart, Wilfred           5,900             117             43          5,782     Loan granted August 29, 1997 to
                                                                                         be paid over 4 years in monthly
                                                                                         installments with an interest rate
                                                                                         of 9.5%


                  (h)          (i)
                  Amount Overdue
               -----------------------
               Principal     Interest
--------------------------------------

2)             $  1,210      $    134



2)                  307             7



1)                  299           145






1)Defaulted in 1997

2)Payments reactivated in 1997

                           Great Lakes Savings Plan

               Line 27(d) - Schedule of Reportable Transactions

                         Year ended December 31, 1997


                                                                                                                    EIN:  95-1765035
                                                                                                                        Plan #:  004
(a)                                    (b)                        (c)            (d)            (g)           (h)         (i)
                                                                                                            CURRENT
                                                                                                           VALUE OF
                                                                                                           ASSET ON
                                                                PURCHASE                                  TRANSACTION   Net Gain
IDENTITY OF PARTY INVOLVED             DESCRIPTION OF ASSET      PRICE      SELLING PRICE  COST OF ASSET     DATE        (Loss)
------------------------------------------------------------------------------------------------------------------------------------
Category (iii) - A series of transactions
in excess of 5% of plan assets:

Great Lakes Chemical Corporation        Common stock shares     3,628,762                     3,628,762    3,628,762    (100,133)
  Common Stock Fund                                                           3,804,816       3,904,949    3,804,816

Vanguard Windsor Fund                   Mutual fund shares      9,713,709                     9,713,709    9,713,709     586,538
                                                                              3,639,926       3,053,388    3,639,926

Vanguard Index 500 Portfolio Fund       Mutual fund shares      5,078,454                     5,078,454    5,078,454     682,269
                                                                              2,798,743       2,116,474    2,798,743

Vanguard Investment Contract Trust      Investment contracts    4,535,223                     4,535,223    4,535,223           -
                                                                              5,102,671       5,102,671    5,102,671


Category:
(i)    Single transactions in excess of 5% of plan assets

(ii)   Series of transactions other than securities transactions

(iii)  Series of securities transactions

(iv) Transactions with or in conjunction with a person if any single transaction with that person was in excess of 5%

Columns (e) and (f) not used as they are not applicable.

Notes: There were no category (i), (ii) or (iv) reportable transactions during 1997. Information concerning "Lease Rental" and expenses Incurred with Transactions have not been presented as they are not applicable.

                           GREAT LAKES SAVINGS PLAN



Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee of this employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



Date:    6-25-98                      Great Lakes Savings Plan
      -------------                   ------------------------------------------
                                      (Name of Plan)



                                      /s/ Steven D. Mead
                                      ------------------------------------------
                                      Steven D. Mead
                                      Corporate Compensation & Benefits Manager